Exhibit 99.1

Pembina and Inter Pipeline to Combine Highly Integrated and Complementary Businesses to Accelerate Long-term Strategic Plan

All financial figures are approximate and in Canadian dollars unless otherwise noted. This news release refers to adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"), and adjusted cash flow from operating activities ("adjusted cash flow"), which are financial measures that are not defined by Generally Accepted Accounting Principles ("GAAP"). For more information about these metrics, see "Non-GAAP Measures" herein.

CALGARY, AB, June 1, 2021 /CNW/ - Pembina Pipeline Corporation (TSX: PPL) (NYSE: PBA) ("Pembina") and Inter Pipeline Ltd. (TSX: IPL) ("Inter Pipeline") announced today that they have entered into an arrangement agreement for Pembina to acquire all of the issued and outstanding shares of Inter Pipeline in a share-for-share transaction (the "Transaction"), which values Inter Pipeline common shares at approximately $8.3 billion, or $19.45 per share, based on the closing price of Pembina's common shares on May 31, 2021.

The Transaction will create one of the largest energy infrastructure companies in Canada, with a pro forma enterprise value of $53 billion and a diversified and integrated asset base that can support and grow an extensive value chain for natural gas, natural gas liquids and crude oil, from wellhead to end user. Furthermore, past and future investments by both companies will help access new demand markets for the Western Canadian Sedimentary Basin ("WCSB"), benefitting Pembina, its customers and the provinces of Alberta and British Columbia alike.

Key Highlights

  Combination of highly connected and complementary assets, resulting in greater vertical integration, expanded customer service offerings, and enhanced global market reach to maximize the value of products produced in the WCSB.
  Near-term synergies of $150 to $200 million annually, which are expected to immediately contribute to meaningful adjusted cash flow per share accretion upon closing of the Transaction.
  Once the Heartland Petrochemical Complex ("HPC") is in full service, the combined company is expected to generate $1.1 billion to $1.4 billion of adjusted cash flow from operating activities after dividends annually, greatly enhancing its ability to fund existing and future capital investment.
  Combination will accelerate and de-risk accretive investment opportunities across various value chains, allowing for deployment of capital into projects at attractive rates of return. In addition to the projects currently under construction, the combined company has visible and highly probable unsanctioned investment opportunities in excess of $6 billion.
  Strong financial platform, in adherence with Pembina's financial guardrails, with the addition of significant long-term contracted cash flow and long-lived underlying assets to Pembina's existing strong foundation.
  Pembina's monthly dividend to increase by $0.01 per share, or 4.8 percent, to $0.22 per share following closing of the Transaction. Following the successful commissioning and in-service of HPC, currently expected in 2022, incremental cash flow from the project is expected to support a further increase to the monthly dividend of an additional $0.01 per share, to $0.23 per share.
  Shared commitment to Environmental, Social and Governance ("ESG") priorities including investments that reduce the combined company's emissions intensity to contribute to a lower carbon economy. Incremental opportunities available to the combined company to be advanced in due course, prior to closing.
  Inter Pipeline shareholders will benefit immediately from an offer that provides a premium to the current trading price, an immediate 175 percent increase to their monthly dividend upon closing, and by sharing in the synergies and enhanced growth potential arising from the combined company.

Key operational metrics for the combined entity are as follows:

	Pembina	Inter Pipeline	Pro Forma
Pipeline Capacity	3.1 mmboe/d	3.1 mmboe/d	6.2 mmboe/d
Processing Capacity	6.1 Bcf/d	2.7 Bcf/d	8.8 Bcf/d
Fractionation Capacity	350,000 Bpd	40,000 Bpd	390,000 Bpd
Storage Capacity (excluding Europe)	32 million barrels	6 million barrels	38 million barrels
Polypropylene Capacity[1]	-	-	525,000 tonnes/year
1. Upon in-service of HPC.

"The Transaction is highly strategic for both Pembina and Inter Pipeline, providing clear visibility to creating long-term sustainable value for our respective shareholders," said Randy Findlay, Pembina's Chair of the Board of Directors. "It represents a compelling opportunity to continue building on our respective low-risk, long-term, fee-for-service business model, expand our customer service offerings, and create significant value through the realization of synergies, vertical integration and high return growth opportunities. Pembina's strategy of maximizing the value of its products through global market access is strengthened with the addition of HPC, which will allow us and our customers to benefit from additional margin capture. A core part of our strategy is the commitment to ESG, including making investments to enhance the long-term sustainability of our business and reducing the carbon intensity of what we do."

Margaret McKenzie, Inter Pipeline's Chair of the Board of Directors, commented, "After a comprehensive review of strategic alternatives by the Special Committee of the Board of Directors of Inter Pipeline, it was evident that a combination with Pembina offered compelling value for Inter Pipeline shareholders in the short-term, as well as the opportunity to participate in the upside of HPC and the combined business longer-term." Ms. McKenzie went on to add, "The creation of a more highly integrated business across the energy infrastructure value chain results in a combined entity that is greater than the sum of its parts. The combined asset suite, financial strength, and operational foundation, makes us highly confident that the Transaction will translate into significant value for all stakeholders, both immediately and into the future."

Transaction Overview

Under the terms of the Transaction, Inter Pipeline shareholders will receive 0.5 of a share of Pembina for each share of Inter Pipeline that they own. The consideration to be received by Inter Pipeline shareholders is valued at $19.45 per Inter Pipeline share based on the closing price of Pembina common shares on May 31, 2021, which represents a premium of approximately 17.8 percent to the value implied by the takeover bid announced by Brookfield Infrastructure Corporation.

The Transaction is valued at approximately $15.2 billion, including the assumption of Inter Pipeline's debt. Pembina and Inter Pipeline shareholders are expected to own 72 percent  and 28 percent of the combined company, respectively. The combined entity will continue to be led by Pembina's senior executive team. Representation from Inter Pipeline on Pembina's board of directors will be determined prior to closing of the Transaction.

Transaction Rationale

  Integrated Asset Base: The majority of the combined asset base is already physically connected or presents the opportunity to be connected with relative ease in the future, which will allow for operational integration, the potential to realize significant immediate synergies and enhanced customer service.
  Expanded Customer Service Offerings: Customers are expected to benefit from lower costs through economies of scale, the conversion of their products into higher value materials, such as converting propane to polypropylene, and by gaining access to higher value markets both locally and globally.
  Creates the Leading Integrated Condensate Delivery Solution in Western Canada: Pembina is the largest gatherer of condensate in the WCSB through the Peace Pipeline and Drayton Valley pipeline systems and one of two importers of condensate through Cochin Pipeline. Inter Pipeline is the leading deliverer of condensate to consuming regions through its multi-line condensate delivery system. By combining Pembina and Inter Pipeline's complementary network of receipt and delivery pipelines, the combined company will be able to offer a 'one-stop-shop' for integrated customers who wish to utilize the condensate they produce in one location of the WCSB and connect it for use in another location.
  De-risking and Enhancing Value of HPC: By combining HPC with Pembina's industry leading 60,000 bpd of propane supply infrastructure in Fort Saskatchewan, long-term supply risk for HPC is eliminated, while further improving the possibility of a second such facility.
  Meaningful Synergies Through Combination: On a run-rate basis, pre-tax synergies are expected to average $150 to $200 million annually. Approximately $100 to $150 million of annual synergies will come from lower general, administrative and operating costs, and are expected to be realized in the first year after closing. The remaining $50 million of annual synergies will come from commercial and product optimization, including optimization of the Redwater complex, and are expected to be realized in the second year after closing.
  Readily Actionable Growth Projects: Subject to the closing of the Transaction, the combined company will have visibility to approximately $450 million of new projects, which are readily actionable and uniquely available by combining the two companies. In aggregate, once completed these projects could generate approximately $100 million of incremental adjusted EBITDA. These opportunities include connecting the Cochrane straddle plant to Pembina's Brazeau pipeline system, enabling the propane-plus liquids stream to be transported and processed with Pembina infrastructure, and ultimately available to connect to HPC. In addition, the combined businesses provide a critical scale supply of butane to support the development of a butane splitter in Fort Saskatchewan. Longer-term, integration of an alkylation facility, capable of producing high-octane gasoline blendstock, is possible.
  Future Growth Opportunities: The combined asset base will allow for the acceleration and de-risking of accretive investment opportunities across various value chains, allowing for deployment of capital into projects at attractive rates of return. The combined company has visible and highly probable unsanctioned investment opportunities in excess of $6 billion, inclusive of the $450 million of projects above. These investments draw from both Pembina's and Inter Pipeline's portfolios and under the combined entity, both the probability of success and the capital efficiency of this portfolio is enhanced.
  Enhanced Scale and Capabilities: With an estimated pro forma enterprise value of approximately $53 billion and expected annual adjusted cash flow from operating activities after dividends of $1.1 billion to $1.4 billion over the first three years following closing of the Transaction, the combined entity will benefit from significantly enhanced cash flow generation and project development and funding capabilities.
  Strong Financial Platform: The Transaction adheres to Pembina's financial guardrails, noting that HPC will represent less than 10 percent of the combined company's adjusted EBITDA once HPC is in full service. The share-for-share exchange will maintain Pembina's strong balance sheet, with pro forma adjusted funds from operations-to-adjusted debt under rating agency methodology of approximately 17 to 19 percent over the next three years.
  Investing in a Sustainable Future: Pembina and Inter Pipeline each have strong ESG track records and share a commitment to building sustainable businesses that deliver benefits to all stakeholders. The combined entity will have greater capacity and a broader portfolio of opportunities to pursue ESG-related investments, including those that reduce the combined company's emissions intensity and support the transition to a lower carbon economy such as, in the near term, those related to cogeneration and the use of renewable power, and future potential investments related to hydrogen, carbon capture, utilization and storage, and liquified natural gas.

Additional Transaction Details

The Board of Directors of each of Pembina and Inter Pipeline have unanimously approved the arrangement agreement and support the Transaction. The Transaction is structured through a plan of arrangement under the Business Corporations Act (Alberta), and is subject to the approval of at least two-thirds of the votes cast by holders of Inter Pipeline shares at a special meeting of Inter Pipeline shareholders. The issuance of Pembina common shares pursuant to the Transaction is subject to the approval by a majority of votes cast by holders of Pembina common shares at a meeting of Pembina shareholders. Details of the Transaction and the required shareholder votes will be included in a joint information circular that Pembina and Inter Pipeline expect to mail to their respective shareholders by late-June, and the special shareholder meetings of both companies are expected to be held in mid-summer 2021. In addition to shareholder approvals, the Transaction is subject to regulatory approvals, as well as the approval of the Court of Queen's Bench of Alberta. The Transaction is expected to close in the fourth quarter of 2021.

A copy of the arrangement agreement with respect to the Transaction will be filed on Pembina's and Inter Pipeline's SEDAR profile and will be available for viewing at www.sedar.com.

Conference Call & Webcast

Pembina will host a conference call and webcast to discuss the Transaction on June 1, 2021 at 6:30 am MT (8:30 am ET).

A presentation will be available prior to the conference call at http://www.pembina.com/investor-centre/presentations-and-events/ and at and at https://interpipeline.com/investors/presentations-and-events/.

The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 1-888-231-8191. A recording of the conference call will be available for replay until June 8, 2021. To access the replay, please dial either 416-849-0833 or 1-855-859-2056 and enter the passcode 2271658.

A live webcast of the call can be accessed on Pembina's website at www.pembina.com or by entering https://produceredition.webcasts.com/starthere.jsp?ei=1469964&tp_key=5443518b95 in your web browser. Shortly after the call, an audio archive will be posted on www.pembina.com for 90 days.

Advisors

Scotia Capital is acting as financial advisor to Pembina with respect to the Transaction and has provided a fairness opinion to the Pembina Board of Directors. Blake, Cassels & Graydon LLP is acting as legal advisor to Pembina.

TD Securities is acting as financial advisor to Inter Pipeline with respect to the Transaction and has provided a fairness opinion. J.P. Morgan is acting as financial advisor to the Special Committee of the Board of Directors of Inter Pipeline with respect to the Transaction and has provided a fairness opinion. Burnet, Duckworth & Palmer LLP and Dentons Canada LLP are acting as legal advisors to Inter Pipeline, its Board of Directors and the Special Committee.

About Pembina

Pembina is a leading transportation and midstream service provider that has been serving North America's energy industry for more than 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. Pembina also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; and is growing an export terminals business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets:

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

About Inter Pipeline

Inter Pipeline's diversified asset portfolio is expected to generate long-term and predictable cash flows. Its operations are organized into four distinct business segments: Transportation, Facilities Infrastructure, Marketing and New Ventures. With financial flexibility and proven operational capability, Inter Pipeline is well-positioned to generate long-term returns for investors.

Inter Pipeline's common shares trade on the Toronto Stock Exchange under the symbol IPL. For further information, please visit www.interpipeline.com.

Forward-Looking Statements and Information

This document contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's and Inter Pipeline's current expectations, estimates, projections and assumptions in light of their experience and their perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "will", "would", "anticipates", "plans", "estimates", "develop", "intends", "potential", "continue", "could", "create", and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: the Transaction, including the expected closing date and the anticipated benefits of the Transaction to Pembina's and Inter Pipeline's respective securityholders, customers and stakeholders; the expected size, cash flow, funding capabilities and capacity of the combined company; the anticipated synergies associated with the Transaction (including strategic integration and diversification opportunities and the accretion to cash flow of Pembina) and the expected size, sources, timing and effects thereof; the ongoing utilization and expansions of, and additions to, the combined company's business and asset base, growth and growth potential; the combined company's capacity and opportunities to pursue and develop new projects and investments, including ESG-related investments, as well as the anticipated size, timing and impacts of such investments; financial results related to growth and expansion opportunities associated with the assets of the combined company; HPC, including its expected in-service date and anticipated impact on the combined company's financial position; future dividends, including increases in the amounts thereof, which may be declared on Pembina's common shares on any future dividend payment date; the respective aggregate shareholdings of Pembina and Inter Pipeline shareholders in the combined company following the completion of the Transaction; the Transaction's impact on Pembina's financial position; management of the combined company; the anticipated timing of the mailing of the joint information circular regarding the Transaction; and the anticipated timing of the special shareholder meetings of Pembina and Inter Pipeline.

These forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things:  the ability of the parties to satisfy the conditions to closing of the Transaction in a timely manner and substantially on the terms described in this press release; that favourable circumstances continue to exist in respect of current operations and current and future growth projects; the availability of capital to fund future capital requirements relating to existing assets and projects; that the combined entities' future results of operations will be consistent with past performance and management expectations in relation thereto; that HPC will be placed in-service on time and on budget in accordance with current expectations; oil and gas industry exploration and development activity levels and the geographic region of such activity; prevailing regulatory, tax and environmental laws and regulations; the ability of the combined company to maintain favourable credit ratings; future cash flows; prevailing commodity prices, interest rates, carbon prices, tax rates and exchange rates; anticipated strip prices; future operating costs; geotechnical and integrity costs; that any required commercial agreements can be reached; that any third-party projects relating to the combined company's growth projects will be sanctioned and completed as expected; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; that there are no unforeseen material costs relating to the relevant facilities which are not recoverable from customers; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the ability of the parties to receive, in a timely manner, the necessary regulatory, court, securityholder, stock exchange and other third-party approvals, including but not limited to the receipt of applicable competition approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Transaction; the failure to realize the anticipated benefits or synergies of the Transaction following closing due to integration issues or otherwise and expectations and assumptions concerning, among other things: customer demand for the combined company's services; commodity prices and interest and foreign exchange rates; planned synergies, capital efficiencies and cost-savings; applicable tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; labour and material shortages; material cost-overruns in respect of HPC or a material delay to the expected in-service date for HPC; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; the impact of competitive entities and pricing; reliance on key relationships and agreements; reliance on third parties to successfully operate and maintain certain assets; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; the regulatory environment and decisions and Indigenous and landowner consultation requirements; actions by governmental or regulatory authorities, including changes in tax laws and treatment, changes in royalty rates, climate change initiatives or policies or increased environmental regulation; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; risks relating to the current and potential adverse impacts of the COVID-19 pandemic; constraints on the, or the unavailability of, adequate infrastructure; the political environment in North American and elsewhere, and public opinion; lower than anticipated results of operations and accretion from Pembina's business initiatives; ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophes; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com and in Inter Pipeline's public disclosure documents available at www.sedar.com and through Inter Pipeline's website at www.interpipeline.com. In addition, the closing of the Transaction may not be completed, or may be delayed if the parties' respective conditions to the closing of the Transaction, including the timely receipt of all necessary regulatory approvals, are not satisfied on the anticipated timelines or at all. Accordingly, there is a risk that the Transaction will not be completed within the anticipated time, on the terms currently proposed and disclosed in this press release or at all.

In respect of the forward-looking statements and information concerning the potential increase in Pembina's dividend following completion of the Transaction, Pembina has provided such in reliance on certain assumptions that it believes are reasonable at this time, including assumptions in respect of: prevailing commodity prices, margins and exchange rates; that the combined entities future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects or current operations. Pembina will also be subject to corporate legal requirements in respect of declaring dividends at such time.

The estimates of adjusted cash flow from operating activities after dividends set forth in this press release may be considered to be future-oriented financial information or a financial outlook for the purposes of applicable Canadian securities laws. Financial outlook and future oriented financial information contained in this press release about prospective financial performance, financial position or cash flows (including adjusted cash flow from operating activities after dividends) are based on assumptions about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information currently available, and to become available in the future. These projections contain forward-looking statements and are based on a number of material assumptions and factors set out above. Actual results may differ significantly from the projections presented herein. See above for a discussion of the risks that could cause actual results to vary. The future-oriented financial information and financial outlook contained in this press release have been approved by management as of the date of this press release. Readers are cautioned that any such financial outlook and future oriented financial information contained herein should not be used for purposes other than those for which it is disclosed herein. Pembina and its management believe that the prospective financial information has been prepared on a reasonable basis, reflecting management's best estimates and judgments, and represents, to the best of management's knowledge and opinion, Pembina's expected course of action. However, because this information is highly subjective, it should not be relied on as necessarily indicative of future results.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP Measures

In this news release, Pembina has used the terms adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA) and adjusted cash flow from operating activities, which do not have any standardized meaning under International Financial Reporting Standards ("IFRS"). Since these non-GAAP financial measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that non-GAAP financial measures be clearly defined, qualified and reconciled to their most directly comparable GAAP measure. These non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods. The intent of non-GAAP measures is to provide additional useful information respecting Pembina's financial and operational performance to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS.

Other issuers may calculate these non-GAAP measures differently. Investors should be cautioned that these measures should not be construed as alternatives to earnings, cash flow from operating activities or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding non-GAAP measures, other than as described herein, including reconciliations to the most directly comparable measures recognized by GAAP, please refer to Pembina's management's discussion and analysis for the three months ended March 31, 2021, which is available online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

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SOURCE Pembina Pipeline Corporation

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For further information: Pembina: Investor Relations: Cam Goldade, Vice President, Capital Markets, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com; Media Relations: (403) 691-7601, media@pembina.com; Inter Pipeline: Investor Relations: Jeremy Roberge, Vice President, Finance and Investor Relations, (403) 290-6015, 1-866-716-7473, email: investorrelations@interpipeline.com, www.interpipeline.com; Media Relations: Breanne Oliver, Corporate Spokesperson, (587) 475-1118, 1-866-716-7473, email: mediarelations@interpipeline.com

CO: Pembina Pipeline Corporation

CNW 08:02e 01-JUN-21